Via Facsimile and U.S. Mail
Mail Stop 6010

October 25, 2006

Mr. Leslie J. Browne, Ph.D.
President, Chief Executive Officer and Director
Pharmacopeia Drug Discovery, Inc.
P.O. Box 5350
Princeton, NJ 08543-5350

Re: Pharmacopeia Drug Discovery, Inc.
        Form 10-Q for the Quarterly Period Ended March 31, 2006
        Filed May 12, 2006
        File No. 000-32801

Dear Mr. Browne:

        We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief